UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 31, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Inphi Corporation

File No. 1-34942 - CF#26468

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Inphi Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.14 to a Form 10-K filed on March 7, 2011, as modified by the same contract refiled with fewer redactions as Exhibit 10.1 to a Form 8-K filed March 28, 2011.

Based on representations by Inphi Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.14 to Form 10-K filed March 7, 2011   through December 29, 2013
Exhibit 10.1 to Form 8-K filed March 28, 2011   through December 29, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel